UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the implementation of our Transformation Plan;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2015 that we filed with the SEC on April 15, 2016. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015

Operating revenues	264.0	469.8
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	264.3	470.1
Cost of operations	(270.2)	(404.4)
Gross profit	(5.9)	65.7
Research and development expenses, net	(4.9)	(16.9)
Marketing and selling expenses	(13.9)	(19.2)
General and administrative expenses	(17.7)	(23.4)
Other revenues (expenses), net	(0.3)	(969.3)
Operating income	(42.7)	(963.1)
Expenses related to financial debt	(45.7)	(44.2)
Income provided by cash and cash equivalents	0.5	0.4
Cost of financial debt, net	(45.2)	(43.8)
Other financial income (loss)	0.2	(5.9)
Income (loss) of consolidated companies before income taxes	(87.7)	(1,012.8)
Deferred taxes on currency translation	1.0	(0.6)
Other income taxes	(4.2)	(71.8)
Total income taxes	(3.2)	(72.4)
Net income (loss) from consolidated companies	(90.9)	(1,085.2)
Share of income (loss) in companies accounted for under equity method	3.0	10.8
Net income (loss)	(87.9)	(1,074.4)
Attributable to:
Owners of CGG SA	$(87.4)	(1,074.4)
Owners of CGG SA (2)	€(78.6)	(958.8)
Non-controlling interests	$(0.5)	—

Weighted average number of shares outstanding (3) (4)	22,133,149	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	22,133,149	6,080,535
Net income (loss) per share
Basic	$(3.95)	(176.68)
Basic (2)	€(3.55)	(157.67)
Diluted	$(3.95)	(176.68)
Diluted (2)	€(3.55)	(157.67)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015

Operating revenues	867.2	1,511.9
Other income from ordinary activities	0.9	1.1
Total income from ordinary activities	868.1	1,513.0
Cost of operations	(894.5)	(1,318.1)
Gross profit	(26.4)	194.9
Research and development expenses, net	(6.6)	(64.4)
Marketing and selling expenses	(46.4)	(65.0)
General and administrative expenses	(63.0)	(73.4)
Other revenues (expenses), net	(11.2)	(984.1)
Operating income	(153.6)	(992.0)
Expenses related to financial debt	(131.2)	(134.8)
Income provided by cash and cash equivalents	1.4	1.4
Cost of financial debt, net	(129.8)	(133.4)
Other financial income (loss)	(0.4)	(9.5)
Income (loss) of consolidated companies before income taxes	(283.8)	(1,134.9)
Deferred taxes on currency translation	2.6	(1.8)
Other income taxes	(18.5)	(80.1)
Total income taxes	(15.9)	(81.9)
Net income (loss) from consolidated companies	(299.7)	(1,216.8)
Share of income (loss) in companies accounted for under equity method	2.9	27.0
Net income (loss)	(296.8)	(1,189.8)
Attributable to:
Owners of CGG SA	$(294.3)	(1,191.4)
Owners of CGG SA (2)	€(265.0)	(1,062.7)
Non-controlling interests	$(2.5)	1.6

Weighted average number of shares outstanding (3) (4)	20,349,525	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	20,349,525	6,080,535
Net income (loss) per share
Basic	$(14.46)	(195.93)
Basic (2)	€(13.02)	(174.77)
Diluted	$(14.46)	(195.93)
Diluted (2)	€(13.02)	(174.77)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Converted at the average exchange rate of U.S.$1.1106 and U.S.$1.1211 per € for the periods ended September 30, 2016 and 2015, respectively.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Nine months ended September 30,
	2016	2015
Net income (loss) from statements of operations	(296.8)	(1,189.8)

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	(0.2)	0.6
Net gain (loss) on available-for-sale financial assets	—	(0.7)
Exchange differences on translation of foreign operations	(1.6)	(14.9)

Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(1.8)	(15.0)

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	(3.8)

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	(3.8)

Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	(1.8)	(18.8)

Total comprehensive income (loss) for the period	(298.6)	(1,208.6)

Attributable to:
Owners of CGG SA	(295.1)	(1,208.1)
Non-controlling interests	(3.5)	(0.5)

C G G

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2016 (unaudited)	December 31, 2015
ASSETS
Cash and cash equivalents	603.5	385.3
Trade accounts and notes receivable, net	401.8	812.5
Inventories and work-in-progress, net	309.9	329.3
Income tax assets	90.4	91.2
Other current assets, net	110.4	119.2
Assets held for sale	74.5	34.4
Total current assets	1,590.5	1,771.9
Deferred tax assets	41.8	52.2
Investments and other financial assets, net	50.8	87.6
Investments in companies under equity method	201.4	200.7
Property, plant and equipment, net	738.0	885.2
Intangible assets, net	1,339.2	1,286.7
Goodwill, net	1,228.3	1,228.7
Total non-current assets	3,599.5	3,741.1
TOTAL ASSETS	5,190.0	5,513.0
LIABILITIES AND EQUITY
Bank overdrafts	1.6	0.7
Current portion of financial debt	106.7	96.5
Trade accounts and notes payable	149.6	267.8
Accrued payroll costs	134.3	169.2
Income taxes liability payable	20.2	47.0
Advance billings to customers	26.6	56.0
Provisions – current portion	140.7	219.5
Other current liabilities	129.9	198.6
Liabilities directly associated with the assets classified as held for sale	14.6	—
Total current liabilities	724.2	1,055.3
Deferred tax liabilities	116.0	136.3
Provisions – non-current portion	120.8	155.9
Non-current portion of financial debt	2,799.2	2,787.6
Other non-current liabilities	14.5	19.5
Total non-current liabilities	3,050.5	3,099.3
Common stock 26,900,581 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at September 30, 2016 and 5,533,287 at December 31, 2015 (1)	20.3	92.8
Additional paid-in capital	1,850.0	1,410.0
Retained earnings	(267.6)	1,181.7
Other reserves	129.0	138.0
Treasury shares	(20.1)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(294.3)	(1,450.2)
Cumulative income and expense recognized directly in equity	(0.8)	(0.6)
Cumulative translation adjustment	(39.5)	(38.9)
Equity attributable to owners of CGG SA	1,377.0	1,312.2
Non-controlling interests	38.3	46.2
Total equity	1,415.3	1,358.4
TOTAL LIABILITIES AND EQUITY	5,190.0	5,513.0

(1)	Number of shares as of December 31, 2015 has been restated to reflect the 32-for-one stock split on July 20, 2016.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2016	2015

OPERATING
Net income (loss)	(296.8)	(1,189.8)
Depreciation and amortization	199.3	1,216.5
Multi-client surveys depreciation and amortization	205.1	177.4
Depreciation and amortization capitalized to multi-client surveys	(34.2)	(61.7)
Variance on provisions	(119.7)	(55.5)
Stock based compensation expenses	0.5	1.5
Net gain (loss) on disposal of fixed assets	1.2	(0.8)
Equity income (loss) of investees	(2.9)	(27.0)
Dividends received from affiliates	13.0	5.1
Other non-cash items	(0.4)	(7.3)
Net cash including net cost of financial debt and income tax	(34.9)	58.4
Add back net cost of financial debt	129.8	133.4
Add back income tax expense	15.9	81.9
Net cash excluding net cost of financial debt and income tax	110.8	273.7
Income tax paid	(12.9)	(17.7)
Net cash before changes in working capital	97.9	256.0
- change in trade accounts and notes receivable	325.1	171.0
- change in inventories and work-in-progress	29.7	27.8
- change in other current assets	(24.8)	47.0
- change in trade accounts and notes payable	(100.0)	(137.3)
- change in other current liabilities	(58.9)	(86.5)
Impact of changes in exchange rate on financial items	(9.0)	12.0
Net cash provided by operating activities	260.0	290.0
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(68.7)	(112.8)
Investment in multi-client surveys, net cash	(241.8)	(218.4)
Proceeds from disposals of tangible and intangible assets	11.5	9.7
Total net proceeds from financial assets	6.1	4.4
Acquisition of investments, net of cash and cash equivalents acquired	—	(19.3)
Impact of changes in consolidation scope	—	—
Variation in loans granted	19.3	(21.6)
Variation in subsidies for capital expenditures	(0.6)	(0.6)
Variation in other non-current financial assets	1.3	3.1
Net cash used in investing activities	(272.9)	(355.5)
FINANCING
Repayment of long-term debts	(487.4)	(222.1)
Total issuance of long-term debts	456.6	396.3
Lease repayments	(6.5)	(6.1)
Change in short-term loans	0.9	(1.9)
Financial expenses paid	(103.0)	(101.4)
Net proceeds from capital increase
- from shareholders	367.5	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(4.4)	(7.5)
Acquisition/disposal from treasury shares	0.5	—
Net cash provided by (used in) financing activities	224.2	57.3
Effects of exchange rates on cash	6.9	(15.5)
Impact of changes in consolidation scope	—	—
Net increase (decrease) in cash and cash equivalents	218.2	(23.7)
Cash and cash equivalents at beginning of year	385.3	359.1
Cash and cash equivalents at end of period	603.5	335.4

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity

Balance at January 1, 2015	5,533,287	92.8	3,180.4	(592.4)	64.7	(20.6)	(7.6)	(24.3)	2,693.0	53.2	2,746.2

Net gain (loss) on actuarial changes on pension plan (1)				(3.8)					(3.8)		(3.8)
Net gain (loss) on cash flow hedges (2)							0.6		0.6		0.6
Net gain (loss) on available-for-sale financial assets (3)							(0.7)		(0.7)		(0.7)
Exchange differences on foreign currency translation (4)							0.7	(13.5)	(12.8)	(2.1)	(14.9)

Other comprehensive income (1)+(2)+(3)+(4)				(3.8)			0.6	(13.5)	(16.7)	(2.1)	(18.8)
Net income (5)				(1,191.4)					(1,191.4)	1.6	(1,189.8)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(1,195.2)			0.6	(13.5)	(1,208.1)	(0.5)	(1,208.6)
Dividends									—	(7.5)	(7.5)
Cost of share-based payment				1.9					1.9		1.9
Exchange differences on foreign currency translation generated by the parent company					55.7				55.7		55.7
Public exchange offer of convertible bonds, net of tax				8.5					8.5		8.5
Transfer to retained earnings of the parent company			(1,770.7)	1,770.7					—		—
Changes in consolidation scope and other				0.6					0.6	(0.6)	—
Balance at September 30, 2015	5,533,287	92.8	1,409.7	(5.9)	120.4	(20.6)	(7.0)	(37.8)	1,551.6	44.6	1,596.2

(a)	Number of shares as of January 1, 2015 and September 30, 2015 has been restated to reflect the 32-for-one stock split on July 20, 2016.

Amounts in millions of U.S.$, except share data	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity

Balance at January 1, 2016	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							(0.2)		(0.2)		(0.2)
Exchange differences on foreign currency translation (3)								(0.6)	(0.6)	(1.0)	(1.6)

Other comprehensive income (1)+(2)+(3)							(0.2)	(0.6)	(0.8)	(1.0)	(1.8)
Net income (4)				(294.3)					(294.3)	(2.5)	(296.8)

Comprehensive income (1)+(2)+(3)+(4)				(294.3)			(0.2)	(0.6)	(295.1)	(3.5)	(298.6)
Capital increase	16,599,862	231.6	135.9			0.5			368.0		368.0
Share capital reduction (see note 3)		(304.1)	304.1						—		—
Dividends									—	(4.4)	(4.4)
Cost of share-based payment				1.1					1.1		1.1
Exchange differences on foreign currency translation generated by the parent company					(9.0)				(9.0)		(9.0)
Changes in consolidation scope and other				(0.2)					(0.2)		(0.2)
Balance at September 30, 2016	22,133,149	20.3	1,850.0	(561.9)	129.0	(20.1)	(0.8)	(39.5)	1,377.0	38.3	1,415.3

(a)	Number of shares as of January 1, 2016 and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on November 4, 2016 for issue.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2015 included in its report on Form 20-F for the year 2015 filed with the SEC on April 15, 2016.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	Annual Improvements (2012-2014)

•	Amendments to IAS 1 – Disclosure initiative

•	Amendments to IAS 16 & IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendment to IFRS 11 – Acquisition of an interest in a joint operation

The adoption of these Standards, Amendments, and Interpretations had limited impact on the Group’s interim financial statements.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

•	IFRS 9 – Financial instrument – classification and valuation of financial assets

•	IFRS 15 – Revenue from Contracts with Customers

•	IFRS 16 – Leases

•	Amendments to IFRS 15 – Revenue from Contracts with Customers

•	Amendments to IFRS 2 – Share-based payment

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

Application of Amendments to IAS 16 & IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization

The amendment of IAS 38 Intangible assets led CGG to adapt its multi-client library amortization pattern as follows:

•	Each survey is fully amortized or impaired over a 5-years period after the delivery date based on the following principles:

•	Based on the sales pattern, each survey will be amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and the after-sale periods.

•	Consequently, an amortization rate corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey will be applied to each sale recognized. For 2016, and as applied conservatively by CGG since January 1, 2014, such amortization rate will be 80%.

•	For certain large sales, the amortization rate will be adjusted to reflect the commercial effects of price elements: if a special rebate is granted to a customer buying a large volume of data, a higher amortization rate could then be triggered.

•	Each quarter, the Net Book Value of each survey is compared to its Gross Book Value decreasing linearly over a 5-year period starting from delivery date. If this calculated value is lower than the Net Book Value of the survey, this is an indication of a loss of value. The guidance for impairment in such case is to adjust the Net Book Value of the survey to the linearly calculated value or to a lower amount, depending on the sales forecasts.

•	In addition, an impairment assessment will continue to be performed on an annual basis (or more frequently, whenever there is an indication that a survey may be impaired).

These principles are fairly consistent with the characteristic of our multi-client business models and they comply with the amendment of IAS 38 as they reflect the expected pattern of consumption of the economic benefits of the multi-client library.

These principles for the multi-clients library amortization have been applied from January 1, 2016.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each statement of financial position date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each sale recognized, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Each survey will be fully amortized or impaired over a 5-year period after the delivery date.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•	The Company recognizes separately the components of convertible debt as (i) a financial liability and (ii) an option to the holder of the instrument to convert it into an equity instrument of the Company.

•	The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•	The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2— ACQUISITIONS AND DIVESTITURES

Sale of the Multi-Physics Business Line

CGG announced on April 29, 2016 that it had entered into a binding agreement with NEOS for the sale of the Multi-Physics business line. The transaction is expected to close before year-end following receipt of required approvals and licenses. As of September 30, 2016 assets and liabilities to be disposed of are classified in assets held for sale and liabilities directly associated with the assets classified as held for sale in the consolidated statement of financial position.

Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd., which was accounted for using the equity method in our financial statements.

NOTE 3— CAPITAL INCREASE, REVERSE STOCK SPLIT AND CHANGE OF NOMINAL VALUE OF ORDINARY SHARES

Capital increase

CGG increased its share capital through the distribution of preferential subscription rights to existing shareholders launched on January 13, 2016. The final gross proceeds amounted to €350,589,080.16, corresponding to the issuance of 531,195,576 new shares. The net proceeds of the issuance amounted to €337 million and were used to reinforce the shareholders’ equity of CGG and improve its liquidity as it finances its Transformation Plan.

The transaction was fully underwritten (excluding the Bpifrance and IFP Energies Nouvelles subscription commitments) by a syndicate of banks. The fees and costs related to this transaction amounted to €13 million (U.S.$14 million).

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on the same line as the existing shares (FR0000120164) took place on February 5, 2016. As from that date, the share capital of CGG is composed of 708,260,768 shares with a nominal value of €0.40 each, for a total nominal share capital of €283,304,307.20.

Reverse stock split

The Company carried out on July 20, 2016 the reverse stock split that the combined general shareholders’ meeting approved on May 27, 2016. All shareholders received one new share (with all rights pertaining to shares), in exchange for 32 former shares. The first share price on July 20 was calculated on the basis of the last share price traded on July 19 (€0.69) multiplied by 32.

The listing of the new shares on the regulated market of Euronext Paris (Segment B) on a new line (FR0013181864) took place on July 20, 2016. As from that date, the share capital of CGG is composed of 22,133,149 shares with a nominal value of €12.80 each, for a total nominal share capital of €283,304,307.20.

Change of nominal value of ordinary shares

The Company carried out on August 11 2016 the change of nominal value of ordinary shares that the combined general shareholders’ meeting approved on May 27. The Company’s share capital was reduced by €265,597,788 to bring it down from €283,304,307 to €17,706,519 by reducing the nominal value of the Company’s shares after realization of the reverse split from €12.80 to €0.80.

The amount of €265,597,788, corresponding to the share capital reduction, was allocated in full to the “additional paid in capital” account.

NOTE 4— FINANCIAL DEBT

Gross financial debt as of September 30, 2016 was U.S.$2,907.5 million compared to U.S.$2,884.8 million as of December 31, 2015.

Nine months period ended September 30, 2016

Revolving Credit Facilities

A summary of our authorized credit lines as of September 30, 2016 is as follows:

	Date	Maturity	Authorized amount	Used amount	Available amount
		(in millions of US$)

US Revolving facility	2013	2018	165.0	165.0	—
French Revolving facility(1)	2013	2018	300.0	300.0	—
Nordic Revolving facility	2014	2019	100.0	100.0	—

Total credit facilities before issuing fees			565.0	565.0	—

(1)	Our French revolving facility, as amended, provides for the following schedule of total commitments: $300 million from July 2016 to July 2017; and $275 million from July 2017 to July 2018.

As of September 30, 2016, the revolving credit facilities were fully drawn.

We revised our financial covenants, effective on February 4, 2016. Our French revolving facility and our US revolving facility require that we meet the following new ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•	a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of $175 million at each quarter end;

•	a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3.00:1.00.

All of these financial covenants were complied with at September 30, 2016.

Our Nordic credit facility requires that we meet the following ratios and tests:

•	cash plus cash equivalents of not less than US$100 million at all times;

•	a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

All of these financial covenants were complied with at September 30, 2016.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follow:

•	US$325 million until July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

Convertible Bonds conversion ratio adjustment

Following the capital increase and the reverse split, the convertible bonds conversion ratio has been adjusted as follow:

	Conversion ratio before capital increase	Conversion ratio after capital increase	Conversion ratio after reverse split and change of nominal value of ordinary shares
Convertible bond due 2019	1 CGG share of €0.40 nominal price	1.422 CGG share of €0.40 nominal price	0.044 CGG share of €0.80 nominal price
Convertible bond due 2020	1 CGG share of €0.40 nominal price	1.422 CGG share of €0.40 nominal price	0.044 CGG share of €0.80 nominal price

Nine months period ended September 30, 2015

Simplified public exchange of convertible bonds

In May 2015, CGG initiated a simplified public exchange offer for its outstanding 11,200,995 bonds convertible into and/or exchangeable for new or existing share of the company (convertible bonds) due 2019, with the intention to issue new convertible bonds due 2020 at a ratio of five 2020 convertible bonds for two 2019 convertible bonds tendered into the offer.

On June 26, 2015, holders exchanged 90.3% of the principal amount of the existing 2019 convertible bonds (or 10,114,014 bonds). In consideration, CGG issued 25,285,035 convertible bonds maturing on January 1, 2020 for a total nominal amount of €325.1 million (or U.S.$363.7 million converted at the historical closing exchange rate of U.S.$1.1189).

The 2020 convertible bonds’ nominal value was set at €12.86 per bond (versus €32.14 for the 2019 convertible bonds). The new bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year (versus 1.25% for the 2019 convertible bonds). The bonds entitle the holders to receive new and/or existing CGG shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

As of June 30, 2015, as a result of this transaction, we derecognized the financial liability and equity components related to the 2019 convertible bonds that were exchanged. We also recognized the 2020 convertible bonds at their fair value amounting to €275.2 million (or U.S.$307.8 million converted at the historical closing exchange rate of U.S.$1.1189). The financial liability component was assessed using a 6.63% interest rate and amounted to €265.4 million (or U.S.$296.9 million). The equity component was €9.7 million (or U.S.$10.9 million).

The outstanding amount of the financial liability that corresponded to the 2019 convertible bonds that were not exchanged amounted to €30.3 million (or U.S.$34 million) in the consolidated statement of financial position as of September 30, 2015.

The impact of the transaction on the net income of the period was not significant. The impact on equity amounted to U.S.$8.6 million, net of taxes.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended September 30,
	2016						2015
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	36.9	—	193.4	33.7	—	264.0	147.7	—	226.6	95.5	—	469.8
Inter-segment revenues	1.3	—	—	19.8	(21.1)	—	4.5	—	—	7.3	(11.8)	—
Operating revenues	38.2	—	193.4	53.5	(21.1)	264.0	152.2	—	226.6	102.8	(11.8)	469.8
Depreciation and amortization (excluding multi-client surveys)	(14.6)	(15.0)	(27.3)	(8.6)	(0.1)	(65.6)	(537.3)	(4.6)	(483.7)	(10.4)	—	(1,036.0)
Depreciation and amortization of multi-client surveys	—	—	(82.0)	—	—	(82.0)	—	—	(51.2)	—	—	(51.2)
Operating income	(12.9)	(21.2)	18.7	(9.9)	(17.4)	(42.7)	(529.1)	(10.3)	(409.9)	4.9	(18.7)	(963.1)
Share of income in companies accounted for under equity method (1)	3.0	—	—	—	—	3.0	10.8	—	—	—	—	10.8
Earnings before interest and tax (2)	(9.9)	(21.2)	18.7	(9.9)	(17.4)	(39.7)	(518.3)	(10.3)	(409.9)	4.9	(18.7)	(952.3)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	16.0	3.1	0.3	22.8	14.5	—	7.5	4.6	3.6	30.2
Investments in multi-client surveys, net cash	—	—	79.0	—	—	79.0	—	—	68.0	—	—	68.0

(1)	Share of operating results of companies accounted for under equity method is U.S.$3.4 million and U.S.$11.8 million for the three months ended September 30, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(38.9) million and U.S.$(35.9) million, respectively, for the three months ended September 30, 2016, compared to U.S.$4.3 million and U.S.$15.1 million, respectively, for the three months ended September 30, 2015.

For the three months ended September 30, 2016, Non-Operated Resources EBIT includes U.S.$(3.8) million related to the Transformation Plan.

For the three months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(5.7) million related to the Marine Transformation Plan.

For the three months ended September 30, 2015, Contractual Data Acquisition EBIT included:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(25.0) million relating to other intangible assets impairment;

For the three months ended September 30, 2015, GGR EBIT also included

(i)	U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii)	U.S.$(11.2) impairment of intangibles assets.

For the three months ended September 30, 2016, “eliminations and other” includes U.S.$(8.8) million of general corporate expenses and U.S.$(8.6) million of intra-group margin. For the three months ended September 30, 2015, “eliminations and other” included U.S.$(9.4) million of general corporate expenses and U.S.$(9.3) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(7.5) million and U.S.$(7.6) million for the three months ended September 30, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Nine months ended September 30,
	2016						2015
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	181.9	—	553.8	131.5	—	867.2	483.0	—	723.0	305.9	—	1,511.9
Inter-segment revenues	4.6	—	—	39.5	(44.1)	—	18.1	—	—	28.9	(47.0)	—
Operating revenues	186.5	—	553.8	171.0	(44.1)	867.2	501.1	—	723.0	334.8	(47.0)	1,511.9
Depreciation and amortization (excluding multi-client surveys)	(43.9)	(49.5)	(78.3)	(27.3)	(0.3)	(199.3)	(613.2)	(13.7)	(558.4)	(31.2)	—	(1,216.5)
Depreciation and amortization of multi-client surveys	—	—	(205.1)	—	—	(205.1)	—	—	(177.4)	—	—	(177.4)
Operating income	(46.7)	(77.6)	55.4	(39.0)	(45.7)	(153.6)	(607.9)	(36.0)	(317.8)	25.8	(56.1)	(992.0)
Share of income in companies accounted for under equity method (1)	2.9	—	—	—	—	2.9	27.0	—	—	—	—	27.0
Earnings before interest and tax (2)	(43.8)	(77.6)	55.4	(39.0)	(45.7)	(150.7)	(580.9)	(36.0)	(317.8)	25.8	(56.1)	(965.0)
Capital expenditures (excluding multi-client surveys) (3)	12.7	—	41.4	8.8	5.8	68.7	58.2	—	26.3	16.6	11.7	112.8
Investments in multi-client surveys, net cash	—	—	241.8	—	—	241.8	—	—	218.4	—	—	218.4
Capital employed	0.5	0.2	2.3	0.7	—	3.7	0.8	—	2.6	0.7	—	4.1
Total identifiable assets	0.7	0.4	2.7	0.7	—	4.5	1.1	0.2	2.9	0.9	—	5.1

(1)	Share of operating results of companies accounted for under equity method is U.S.$3.1 million and U.S.$34.1 million for the nine months ended September 30, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(142.6) million and U.S.$(139.7) million, respectively, for the nine months ended September 30, 2016, compared to U.S.$(2.0) million and U.S.$25.0 million, respectively, for the nine months ended September 30, 2015.

For the nine months ended September 30, 2016, Non-Operated Resources EBIT includes U.S.$(11.0) million related to the Transformation Plan.

For the nine months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(22.3) million related to the Marine Transformation Plan.

For the nine months ended September 30, 2015, Contractual Data Acquisition EBIT included:

(i)	U.S.$(365.0) million of marine goodwill depreciation;

(ii)	U.S.$(110.0) million relating to impairment of marine equipment;

(iii)	U.S.$(25.0) million relating to other intangible assets impairment;

For the nine months ended September 30, 2015, GGR EBIT also included:

(i)	U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii)	U.S.$(11.2) impairment of intangibles assets.

For the nine months ended September 30, 2016, “eliminations and other” includes U.S.$(26.4) million of general corporate expenses and U.S.$(19.3) million of intra-group margin. For the nine months ended September 30, 2015, “eliminations and other” included U.S.$(27.0) million of general corporate expenses and U.S.$(29.1) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(25.6) million and U.S.$(29.1) million for the nine months ended September 30, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
In millions of U.S.$, except percentages	2016		2015

North America	56.8	22%	93.4	20%
Central and South Americas	52.4	20%	89.6	19%
Europe, Africa and Middle East	124.7	47%	192.5	41%
Asia Pacific	30.1	11%	94.3	20%

Total	264.0	100%	469.8	100%

	Nine months ended September 30,
In millions of U.S.$, except percentages	2016		2015

North America	242.8	28%	303.9	20%
Central and South Americas	141.1	16%	162.7	11%
Europe, Africa and Middle East	349.5	40%	668.4	44%
Asia Pacific	133.8	16%	376.9	25%

Total	867.2	100%	1,511.9	100%

NOTE 6— OTHER REVENUES AND EXPENSES

	Nine months ended September 30,
In millions of U.S.$	2016	2015

Impairment of goodwill	—	(803.8)
Impairment of assets	—	(148.9)
Restructuring costs	(133.3)	(71.4)
Change in restructuring reserves	122.3	34.1
Other non-recurring revenues (expenses)	0.7	8.4
Other non-recurring revenues (expenses) – net	(10.3)	(981.6)
Exchange gains (losses) on hedging contracts	0.3	(2.6)
Gains (losses) on sales of assets	(1.2)	0.1

Other revenues (expenses) – net	(11.2)	(984.1)

“Other non-recurring revenues and expenses – net” amounted to U.S.$(10.3) million for the nine months ended September 30, 2016, of which U.S.$(2.4) million were recorded during the third quarter of 2016.

For the comparable period 2015, they amounted to U.S.$(981.6) million, of which U.S.$(968.8) million were recorded during the third quarter of 2015.

Nine months period ended September 30, 2016

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$133.3 million during the nine months ended September 30, 2016, partially offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

This line item includes sales of assets and also losses related to damaged or scrapped marine seismic equipment.

Nine months period ended September, 2015

Impairment of goodwill

During the third quarter of 2015, we recognized a U.S.$365.0 million of Marine goodwill impairment and a U.S.$438.8 million impairment on GGR CGUs.

Impairment of assets

This line item included a U.S.$(110.0) million impairment of vessels and related equipment’s. The net book value of our owned vessels has been aligned on recoverable value assessed as fair value less cost of disposal. It also included an impairment of intangible assets for U.S.$(36.2) million.

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$71.4 million during the nine months ended September 30, 2015, partially offset by the use of the corresponding provisions. We also recognized additional provisions mainly relating to redundancy costs.

Gains (losses) on sales of assets

This line item included sales of equipment and also losses related to marine seismic equipment damaged or scrapped. These costs were fully offset by insurance indemnities included in the line “Other non-recurring revenues (expenses)”.

NOTE 7— COMMON STOCK AND STOCK OPTION PLANS

As of September 30, 2016, our share capital consisted of 22,133,149 shares, each with a par value of €0.80.

Following the capital increase in February 2016, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of Feb 29, 2016	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)

March 16, 2009	986,869	8.38	7.00
January 06, 2010	277,370	13.98	11.67
March 22, 2010	1,675,700	18.47	15.42
October 21, 2010	100,072	16.05	13.40
March 24, 2011	1,287,848	24.21	20.21
June 26, 2012	1,061,569	17.84	14.89
June 24, 2013	1,495,770	18.47	15.42
June 26, 2014	1,782,127	10.29	8.59
June 25, 2015	1,998,861	6.01	5.02

Following the reverse split in July 2016, the stock options were adjusted as follows:

Date of stock options	Adjustment of number of options as of July 20, 2016	Exercise price before adjustment per share (€)	Adjusted exercise price per share (€)

March 16, 2009	30,778	7.00	224.00
January 06, 2010	8,668	11.67	373.44
March 22, 2010	52,183	15.42	493.44
October 21, 2010	3,128	13.40	428.80
March 24, 2011	40,167	20.21	646.72
June 26, 2012	20,766	14.89	476.48
June 24, 2013	43,238	15.42	493.44
June 26, 2014	49,660	8.59	274.88
June 25, 2015	63,013	5.02	160.64
June 23, 2016	208,089	0.68	21.76

Information related to options outstanding at September 30, 2016 is summarized below:

Date of Board of Directors’ resolution	Options granted	Options outstanding at September 30, 2016	Exercise price per share (€)*	Expiration date	Remaining duration

March 16, 2009	1,327,000	30,581	224.00	March 16, 2017	5.5 months
January 06, 2010	220,000	8,668	373.44	January 06, 2018	15.2 months
March 22, 2010	1,548,150	51,592	493.44	March 22, 2018	17.7 months
October 21, 2010	120,000	3,128	428.80	October 21, 2018	24.7 months
March 24, 2011	1,164,363	39,643	646.72	March 24, 2019	29.8 months
June 26, 2012	1,410,625	20,248	476.48	June 26, 2020	44.9 months
June 24, 2013	1,642,574	42,647	493.44	June 24, 2021	56.8 months
June 26, 2014	1,655,843	48,634	274.88	June 26, 2022	68.9 months
June 25, 2015	1,769,890	60,952	160.64	June 25, 2023	80.8 months
June 23, 2016	6,658,848	207,019	21.76	June 23, 2024	92.8 months
Total	17,517,293	513,112

*	Exercise price adjusted following the 2016 capital increase and reverse split.

NOTE 8— SUBSEQUENT EVENTS

None

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Factors affecting our results of operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. During the last several quarters, the exploration and production spending of our clients has continually decreased. During summer 2015, the situation in the seismic market further worsened in the light of a renewed bearish forward view on the price of oil.

Even though we believe the fundamental outlook for a fully integrated geoscience company is positive in the long term, exploration spending remains at a very low level with intense pressure on prices and fairly unpredictable volume in the coming months.

In 2016 the market has deteriorated compared to 2015 and while at the beginning of 2016 we targeted an improvement in certain of our activities for 2017, and as our customers are still in their budget planning process, our latest discussions suggest that our 2017 market should remain very similar to 2016. In light of this situation and based on our Q4 performance, we will take steps to evaluate our short and long term alternatives to address our capital structure constraints.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2015 for a discussion of developments in the geophysical industry.

See “Item 3: Key Information – Risks related to our indebtedness” of our annual report on Form 20-F for the year ended December 31, 2015 for a discussion on our indebtedness and our covenants.

See “Item 3: Key Information – Market and other risks (We are exposed to liquidity risks)” of our annual report on Form 20-F for the year ended December 31, 2015.

Acquisitions and divestitures

Sale of the Multi-Physics Business Line

CGG announced on April 29, 2016, that it had entered into a binding agreement with NEOS for the sale of the Multi-Physics business line. The transaction is expected to close before year-end following receipt of required approvals and licenses. As of September 30, 2016 assets and liabilities to be disposed of are classified in assets held for sale and liabilities directly associated with the assets classified as held for sale in the consolidated statement of financial position.

Gardline CGG Pte Ltd

On March 24, 2016, CGG sold its 49% stake in Gardline CGG Pte Ltd., which was accounted for using the equity method in our financial statements.

Backlog

Our backlog as of October 1st, 2016 was U.S.$430 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2016 compared to three months ended September 30, 2015

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended September 30,
In millions of U.S.$	2016	2015

Marine Contractual Data acquisition	17.5	110.7
Land and Multi-Physics acquisition	20.7	41.5
Contractual Data Acquisition Revenues	38.2	152.2
Multi-client data	99.0	83.9
Subsurface Imaging and Reservoir	94.4	142.7
GGR Revenues	193.4	226.6
Equipment Revenues	53.5	102.8
Eliminated revenues and others	(21.1)	(11.8)

Total operating revenues	264.0	469.8

Our consolidated operating revenues for the three months ended September 30, 2016 decreased 44% to U.S.$264 million from U.S.$470 million for the comparable period of 2015, mainly as a consequence of the reduction of the marine seismic fleet to five 3D high-end vessels in a context of persistent difficult market conditions with clients continuing to reduce and delay exploration spending.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 75% to U.S.$38 million for the three months ended September 30, 2016 from U.S.$152 million for the comparable period of 2015, mainly due to the downsizing of the fleet while market conditions remained extremely adverse.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended September 30, 2016 decreased 84% to U.S.$18 million from U.S.$111 million for the comparable period of 2015, mainly due to the downsizing of the fleet to five 3D high-end vessels and its high dedication to Multi-Client programs in an overall Marine market that remains very competitive. The availability rate increased to 94% for the three months ended September 30, 2016 from 84% for the three months ended September 30, 2015. The production rate remained high at 93% for the three months ended September 30, 2016 compared to 92% for the three months ended September 2015. 71% of the fleet was dedicated to multi-client programs for the three months ended September 30, 2016 compared to 33% for the three months ended September 30, 2015.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 50% to U.S.$21 million for the three months ended September 30, 2016, compared to U.S.$42 million for the three months ended September 30, 2015, due to very weak market activity.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended September 30, 2016 decreased 15% to U.S.$193 million from U.S.$227 million for the comparable period of 2015 as market conditions worsened, with clients remaining cautious and reducing their spending.

Multi-client data

Multi-client revenues increased 18% to U.S.$99 million for the three months ended September 30, 2016 from U.S.$84 million for the three months ended September 30, 2015 due to much higher prefunding levels offset somewhat by reduced after-sales.

Prefunding revenues reached U.S.$89 million for the three months ended September 30, 2016, an increase of 56% from the U.S.$57 million achieved on the three months ended September 30, 2015. The cash prefunding rate was at 112% for the three months ended September 30, 2016 which compares to 83% for the three months ended September 30, 2015.

After-sales revenues decreased 63% to U.S.$10 million for the three months ended September 30, 2016 from U.S.$27 million for the three months ended September 30, 2015.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir business lines decreased 34% to U.S.$94 million for the three months ended September 30, 2016 from U.S.$143 million for the comparable period of 2015, an overall resilient level of activity though in the context of significant decrease in data acquisition market volumes.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 48% to U.S.$54 million for the three months ended September 30, 2016 from U.S.$103 million for the comparable period of 2015. Marine equipment sales represented 52% of total revenue.

Internal sales represented 37% of total revenues for the three months ended September 30, 2016 compared to 7% for the comparable period of 2015.

External revenues for our Equipment segment decreased 65% to U.S.$34 million for the three months ended September 30, 2016 from U.S.$96 million for the comparable period of 2015. Land and Marine equipment sales were both impacted by historical low volumes in a very weak market.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 33% to U.S $270 million for the three months ended September 30, 2016 from U.S.$404 million for the comparable period of 2015, mainly due to the downsizing of the fleet, the overall contraction of activity (including historically low volumes in our Equipment segment) and the cost base reduction as a consequence of the progress of the Transformation Plan. The amortization expenses of our seismic library correspond to 83% of the Multi-client data business line revenues for the three months ended September 30, 2016 compared to 61% for the comparable period of 2015. As a percentage of operating revenues, cost of operations increased to 102% for the three months ended September 30, 2016 from 86% for the comparable period of 2015. Gross profit was a loss of U.S.$(6) million for the three months ended September 30, 2016 compared to an income of U.S.$66 million for the comparable period of 2015, representing profit margins of (2%) and 14% of operating revenues, respectively.

Research and development expenses was U.S.$5 million for the three months ended September 30, 2016 including R&D tax credits, compared to R&D expenses of U.S.$17 million for the comparable period of 2015.

Marketing and selling expenses decreased 28% to U.S.$14 million for the three months ended September 30, 2016 from U.S.$19 million for the comparable period of 2015, mainly as a consequence of the progress of our Transformation Plan.

General and administrative expenses decreased 24% to U.S.$18 million for the three months ended September 30, 2016 from U.S.$23 million for the comparable period of 2015, as a consequence of the progress of our Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 7% of operating revenues in the three months ended September 30, 2016 compared to 5% of operating revenues in the three months ended September 30, 2015.

Other expenses were nil for the three months ended September 30, 2016.

Other expenses were U.S.$969 million for the three months ended September 30, 2015, including mainly (i) U.S.$804 million of impairment of goodwill in Marine and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (ii) U.S.$146 million of impairment of vessels, equipment and other intangible assets and (iii) restructuring costs related to our Transformation Plan for U.S.$17 million, which were mainly redundancies and facilities exit costs, net of reversal of provisions.

Operating Income

Operating Income was a loss of U.S.$43 million (or a loss of U.S.$39 million before restructuring costs relating to our Transformation Plan) for the three months ended September 30, 2016 as a result of the factors described above. Operating Income was a loss of U.S.$963 million for the three months ended September 30, 2015 (or an income of U.S.$4 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$13 million for the three months ended September 30, 2016 compared to a loss of U.S.$529 million for the three months ended September 30, 2015 (or a loss of U.S.$24 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

Operating Income from our GGR segment was an income of U.S.$19 million for the three months ended September 30, 2016 compared to a loss of U.S.$410 million for the three months ended September 30, 2015 (or an income of U.S.$47 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) showing overall good resilience in this tough market environment.

Operating Income from our Equipment segment was a loss of U.S.$10 million for three months ended September 30, 2016 compared to an income of U.S.$5 million for the three months ended September 30, 2015.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$21 million for three months ended September 30, 2016 (or a loss of U.S.$17 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$10 million for the comparable period of 2015 (or a loss of U.S.$5 million before restructuring costs related to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method was a profit of U.S.$3 million for the three months ended September 30, 2016 compared to a profit of U.S.$11 million for the three months ended September 30, 2015.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, amounted to a loss of U.S.$40 million (or a loss of U.S.$36 million before restructuring costs relating to our Transformation Plan) for the three months ended September 30, 2016 as a result of the factors described above, compared to a loss of U.S.$952 million (or an income of U.S.$15 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) for the three months ended September 30, 2015.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$10 million for the three months ended September 30, 2016 compared to a loss of U.S.$518 million for the three months ended September 30, 2015 (or a loss of U.S.$13 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

EBIT from our GGR segment was an income of U.S.$19 million for the three months ended September 30, 2016 compared to a loss U.S.$410 million for the three months ended September 30, 2015 (or an income of U.S.$47 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) showing overall good resilience in this tough market environment.

EBIT from our Equipment segment was a loss of U.S.$10 million for three months ended September 30, 2016 compared to an income of U.S.$5 million for the comparable period of 2015.

EBIT from our Non-Operated Resources segment was a loss of U.S.$21 million for three months ended September 30, 2016 (or a loss of U.S.$17 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$10 million for the comparable period of 2015 (or a loss of U.S.$5 million before restructuring costs related to our Transformation Plan).

(See note 6 to our interim consolidated financial statements for further details on restructuring costs relating to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt increased 3% to U.S.$45 million for the three months ended September 30, 2016 from U.S.$44 million for the comparable period of 2015.

Other financial income and expenses were nil for the three months ended September 30, 2016 compared to an expense of U.S.$6 million for the comparable period of 2015.

Income Taxes

Income taxes were an expense of U.S.$3 million for the three months ended September 30, 2016 compared to an expense of U.S.$72 million for the comparable period of 2015. In 2015, following the revision of our financial forecasts that led us to delay by several years the turnaround of the French tax group we fully depreciated the corresponding deferred tax assets on past losses, which amounted to U.S.$48 million.

Net Income

Net income was a loss of U.S.$88 million for the three months ended September 30, 2016 compared to a loss of U.S.$1,074 million for the comparable period of 2015 as a result of the factors discussed above.

Nine months ended September 30, 2016 compared to nine months ended September 30, 2015

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Nine months ended September 30,
In millions of U.S.$	2016	2015

Marine Contractual Data acquisition	98.1	368.3
Land and Multi-Physics acquisition	88.4	132.8
Contractual Data Acquisition Revenues	186.5	501.1
Multi-client data	249.4	302.9
Subsurface Imaging and Reservoir	304.4	420.1
GGR Revenues	553.8	723.0
Equipment Revenues	171.0	334.8
Eliminated revenues and others	(44.1)	(47.0)

Total operating revenues	867.2	1,511.9

Our consolidated operating revenues for the nine months ended September 30, 2016 decreased 43% to U.S.$867 million from U.S.$1,512 million for the comparable period of 2015, mainly as a consequence of the reduction of the marine seismic fleet to five 3D high-end vessels in a context of persistent difficult market conditions with clients continuing to reduce exploration spending.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 63% to U.S.$187 million for the nine months ended September 30, 2016 from U.S.$501 million for the comparable period of 2015, mainly due to the reduction of the marine seismic fleet and adverse market conditions.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the nine months ended September 30, 2016 decreased 73% to U.S.$98 million from U.S.$368 million for the comparable period of 2015, mainly due to the downsizing of the fleet to five 3D high-end vessels and difficult market conditions.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 33% to U.S.$88 million for the nine months ended September 30, 2016 from U.S.$133 million for the nine months ended September 30, 2015 due to low market activity.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the nine months ended September 30, 2016 decreased 23% to U.S.$554 million from U.S.$723 million for the comparable period of 2015 in an overall weak market, with clients remaining cautious and reducing their spending.

Multi-client data

Multi-client revenues decreased 18% to U.S.$249 million for the nine months ended September 30, 2016 from U.S.$303 million for the nine months ended September 30, 2015 in a context of lower exploration spending, with increased prefunding revenues more than offset by reduced after-sales.

Prefunding revenues increased 18% to U.S.$214 million for the nine months ended September 30, 2016 from U.S.$182 million for the nine months ended September 30, 2015. After-sales revenues decreased 70% to U.S.$36 million for the nine months ended September 30, 2016 compared to U.S.$121 million the nine months ended September 30, 2015. The prefunding rate was 88% for the nine months ended September 30, 2016 compared to 83% for the nine months ended September 30, 2015.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business lines decreased 28% to U.S.$304 million for the nine months ended September 30, 2016 from U.S.$420 million for the comparable period of 2015, an overall resilient level of activity though considering the significant decrease in data acquisition market volumes.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 49% to U.S.$171 million for the nine months ended September 30, 2016 from U.S.$335 million for the comparable period of 2015. Marine equipment sales represented 37% of total revenues.

Internal sales represented 23% of total revenues for the nine months ended September 30, 2016 compared to 9% for the nine months ended September 30, 2015.

External revenues for our Equipment segment decreased 57% to U.S.$132 million for the nine months ended September 30, 2016 from U.S.$306 million for the comparable period of 2015. Land and Marine equipment sales were impacted by low volumes driven by the weakness of the seismic acquisition market.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 32% to U.S.$895 million for the nine months ended September 30, 2016 from U.S.$1,318 million for the comparable period of 2015, mainly due to the downsizing of the fleet, the overall contraction of activity (with historically low volumes in our Equipment segment) and the cost base due to the progress of our Transformation Plan. The amortization expenses of our seismic library correspond to 81% of the Multi-client data business line revenues for the nine months ended September 30, 2016 compared to 58% for the comparable period of 2015. As a percentage of operating revenues, cost of operations represented 103% for the nine months ended September 30, 2016 compared to 87% for the comparable period of 2015. Gross profit was a loss of U.S.$(26) million for the nine months ended September 30, 2016 compared to an income of U.S.$195 million for the comparable period of 2015, representing (3)% and 13% of operating revenues, respectively.

Research and development expenditures decreased to U.S.$7 million for the nine months ended September 30, 2016 from U.S.$64 million for the comparable period of 2015, mainly due to the progress of our Transformation Plan and R&D tax credits.

Marketing and selling expenses decreased 29% to U.S.$46 million for the nine months ended September 30, 2016 from U.S.$65 million for the comparable period of 2015, mainly due to the progress of our Transformation Plan.

General and administrative expenses decreased 14% to U.S.$63 million for the nine months ended September 30, 2016 from U.S.$73 million for the comparable period of 2015, due to the progress of the Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 7% and 5% of operating revenues in the nine months ended September 30, 2016 and 2015, respectively.

Other expenses were U.S.$11 million for the nine months ended September 30, 2016, including notably restructuring costs relating to our Transformation Plan for U.S.$11 million (mainly redundancy costs, net of reversal of provisions). For the nine months ended September 30, 2015, other expenses were U.S.$984 million, including mainly (i) U.S.$804 million of impairment of goodwill in Marine and GGR as a consequence of the reduction of the fleet and the revision of our financial forecasts (ii) U.S.$146 million of impairment of vessels, equipment and other intangible assets and (iii) restructuring costs related to our Transformation Plan for U.S.$40 million, which were mainly redundancies and facilities exit costs, net of reversal of provisions.

Operating Income

Operating Income was a loss of U.S.$154 million for the nine months ended September 30, 2016 (or a loss of U.S.$143 million before restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$992 million for the nine months ended September 30, 2015 (or a loss of U.S.$2 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$47 million for the nine months ended September 30, 2016 compared to a loss of U.S.$608 million for the nine months ended September 30, 2015 (or a loss of U.S.$103 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

Operating Income from our GGR segment was U.S.$55 million for the nine months ended September 30, 2016 compared to a loss of U.S.$318 million for the nine months ended September 30, 2015 (or an income of U.S.$145 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) showing overall good resilience.

Operating Income from our Equipment segment was a loss of U.S.$39 million for the nine months ended September 30, 2016 compared to an income of U.S.$26 million for the comparable period of 2015.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$78 million for the nine months ended September 30, 2016 (or a loss of U.S.$67 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$36 million for the comparable period of 2015 (or a loss of U.S.$14 million before restructuring costs related to our Transformation Plan).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was an income of U.S.$3 million for the nine months ended September 30, 2016 compared to U.S.$27 million for the comparable period of 2015.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, was a loss of U.S.$151 million for the nine months ended September 30, 2016 (or a loss of U.S.$140 million before restructuring costs related to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$965 million for the nine months ended September 30, 2015 (or an income of U.S.$25 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$44 million for the nine months ended September 30, 2016 compared to a loss of U.S.$581 million for the nine months ended September 30, 2015 (or a loss of U.S.$76 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan).

EBIT from our GGR segment was U.S.$55 million for the nine months ended September 30, 2016 compared to a loss of U.S.$318 million for the nine months ended September 30, 2015 (or an income of U.S.$145 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan) showing overall good resilience.

EBIT from our Equipment segment was a loss of U.S.$39 million for the nine months ended September 30, 2016 compared to an income of U.S.$26 million for the comparable period of 2015.

EBIT from our Non-Operated Resources segment was a loss of U.S.$78 million for the nine months ended September 30, 2016 (or a loss of U.S.$67 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$36 million for the comparable period of 2015 (or a loss of U.S.$14 million before restructuring costs related to our Transformation Plan).

(See note 6 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt decreased 3% to U.S.$130 million for the nine months ended September 30, 2016 from U.S.$133 million for the comparable period of 2015.

Other financial expenses were nil for the nine months ended September 30, 2016 compared to U.S.$10 million for the comparable period of 2015.

Income Taxes

Income taxes amounted to an expense of U.S.$16 million for the nine months ended September 30, 2016 compared to an expense of U.S.$82 million for the comparable period of 2015. In 2015, following the revision of our financial forecasts that led us to delay by several years the turnaround of the French tax group we fully depreciated the corresponding deferred tax assets on past losses, which amounted to U.S.$48 million.

Net Income

Net income was a loss of U.S.$297 million for the nine months ended September 30, 2016 compared to a loss of U.S.$1,190 million for the comparable period of 2015 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal financing needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library, the further steps in our Transformation Plan and debt servicing and reimbursement.

We intend to fund ongoing operations and debt service requirements through cash generated by operations and outstanding liquidity, while the proceeds of the capital increase dated February 5, 2016 will fund our Transformation Plan. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to the situation in the seismic market as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

See “Item 3: Key Information – Risks related to our indebtedness” of our annual report on Form 20-F for the year ended December 31, 2015 for a discussion on our indebtedness and our covenants.

See “Item 3: Key Information – Market and other risks (We are exposed to liquidity risks)” of our annual report on Form 20-F for the year ended December 31, 2015.

Revolving Credit Facilities

A summary of our authorized credit lines as of September 30, 2016 is as follows:

	Date	Maturity	Authorized amount	Used amount	Available amount
		(in millions of US$)
US Revolving facility	2013	2018	165.0	165.0	—
French Revolving facility(1)	2013	2018	300.0	300.0	—
Nordic Revolving facility	2014	2019	100.0	100.0	—

Total credit facilities before issuing fees			565.0	565.0	—

(1)	Our French revolving facility, as amended, provides for the following schedule of total commitments: $300 million from July 2016 to July 2017; and $275 million from July 2017 to July 2018.

As of September 30, 2016, the revolving credit facilities were fully drawn.

We revised our financial covenants, effective on February 4, 2016. Our French revolving facility and our US revolving facility require that we meet the following new ratios, which are tested at the end of each quarter for the rolling 12-month testing period:

•	a minimum Group Liquidity amount (cash and cash equivalents plus undrawn revolving credit facilities) of U.S.$175 million at each quarter end;

•	a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	an interest cover ratio (defined as consolidated EBITDAS to total interest costs) above 3:00 to 1:00.

All of these financial covenants were complied with at September 30, 2016.

Our Nordic credit facility requires that we meet the following ratios which are tested at the end of each quarter for the rolling 12-month testing period:

•	a minimum cash and cash equivalents of U.S.$100 million at all times;

•	a maximum leverage ratio (defined as total net financial debt to EBITDAS) of 5.00x for each rolling 12-month period ending in 2016, 4.75x for the rolling period ending in March 2017, 4.25x for the rolling period ending in June 2017, 4.00x for the rolling period ending in September 2017, 3.50x for the rolling period ending in December 2017, 3.25x for the rolling period ending in March 2018 and 3.00x thereafter; and

•	a ratio of EBITDAS to total interest costs of at least 3.00:1.00.

All of these financial covenants were complied with at September 30, 2016.

Our French revolving facility amendment has also led to an extension of maturity with a new schedule of the total commitments as follow:

•	US$325 million until July 2016;

•	US$300 million from July 2016 to July 2017; and

•	US$275 million from July 2017 to July 2018.

Cash Flows

Operating activities

Net cash provided by operating activities was U.S.$260 million for the nine months ended September 30, 2016 (or U.S.$393 million before restructuring expenses relating to our Transformation Plan) compared to U.S.$290 million (or U.S.$362 million before restructuring expenses relating to our Transformation Plan) for the comparable period of 2015. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2016 was U.S.$98 million compared to U.S.$256 million for the comparable period for 2015.

Changes in working capital had a positive impact on cash from operating activities of U.S.$162 million in the nine months ended September 30, 2016 compared to a positive impact of U.S.$34 million for the comparable period of 2015. This was mainly due to a change in trade accounts and notes receivable, which provided U.S.$325 million in the nine months ended September 30, 2016 compared to U.S.$171 million for the comparable period of 2015.

Investing activities

Net cash used in investing activities was U.S.$273 million in the nine months ended September 30, 2016 compared to U.S.$356 million for the nine months ended September 30, 2015.

During the nine months ended September 30, 2016, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$43 million (U.S.$37 million excluding asset suppliers’ variance), down 48% compared to same period last year. During the nine months ended September 30, 2015, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, were U.S.$84 million (U.S.$72 million excluding asset suppliers’ variance). During the nine months ended September 30, 2016, our capitalized development costs amounted to U.S.$26 million compared to U.S.$29 million for the same period last year.

During the nine months ended September 30, 2016, we invested U.S.$ 242 million in Multi-client data, primarily in Gabon, Scandinavia and Latin America compared to U.S.$218 million for the nine months ended September 30, 2015. As of September 30, 2016 the net book value of our Multi-client data library was U.S.$999 million compared to U.S.$927 million as of December 31, 2015.

Financing activities

Net cash provided by financing activities during the nine months ended September 30, 2016 was U.S.$224 million compared to net cash provided of U.S.$57 million for the nine months ended September 30, 2015.

During the nine months ended September 30, 2016, we received net proceeds €337 million from our capital increase.

Net Financial debt

Net financial debt as of September 30, 2016 was U.S.$2,304 million compared to U.S.$2,500 million as of December 31, 2015. The ratio of net financial debt to equity was 167% as of September 30, 2016 compared to 191% as of December 31, 2015.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of statement of financial position at September 30, 2016 and December 31, 2015:

In millions of U.S.$	September 30, 2016 (unaudited)	December 31, 2015
Bank overdrafts	1.6	0.7
Current portion of long-term debt	106.7	96.5
Financial debt	2,799.2	2,787.6
Gross financial debt	2,907.5	2,884.8
Less cash and cash equivalents	(603.5)	(385.3)

Net financial debt	2,304.0	2,499.5

As of September 30, 2016, the revolving credit facilities were fully drawn.

(For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2015).

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Nine months ended September 30,
	2016	2015
EBITDAS	217.1	341.7
Depreciation and amortization	(199.3)	(1,216.5)
Multi-client surveys depreciation and amortization	(205.1)	(177.4)
Depreciation and amortization capitalized to multi-client surveys	34.2	61.7
Stock based compensation expenses	(0.5)	(1.5)
Operating income	(153.6)	(992.0)
Share of (income) loss in companies accounted for under equity method	2.9	27.0
EBIT	(150.7)	(965.0)
Cost of financial debt, net	(129.8)	(133.4)
Other financial income (loss)	(0.4)	(9.5)
Total income taxes	(15.9)	(81.9)

Net income (loss)	(296.8)	(1,189.8)

For the nine months ended September 30, 2016, EBIT at the Group level was a loss of U.S.$151 million, corresponding to a loss of U.S.$140 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$73 million excluding NOR, compared to a loss of U.S.$965 million for the comparable period of 2015, corresponding to an income of U.S.$25 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan and to an income of U.S.$39 million excluding NOR.

For the nine months ended September 30, 2016, Group EBITDAS was U.S.$217 million, representing 25% of operating revenues, U.S.$228 million before restructuring expenses relating to our Transformation Plan, representing 26% of operating revenues and U.S.$245 million excluding NOR, compared to U.S.$342 million (23% of operating revenues) for the comparable period of 2015, corresponding to U.S.$379 million before restructuring expenses relating to our Transformation Plan and excluding NOR (25% of operating revenues).

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Three months ended September 30,
	2016	2015
EBITDAS	93.4	107.3
Depreciation and amortization	(65.6)	(1,036.0)
Multi-client surveys depreciation and amortization	(82.0)	(51.2)
Depreciation and amortization capitalized to multi-client surveys	12.2	18.5
Stock based compensation expenses	(0.7)	(1.7)
Operating income	(42.7)	(963.1)
Share of (income) loss in companies accounted for under equity method	3.0	10.8
EBIT	(39.7)	(952.3)
Cost of financial debt, net	(45.2)	(43.8)
Other financial income (loss)	0.2	(5.9)
Total income taxes	(3.2)	(72.4)

Net income (loss)	(87.9)	(1,074.4)

For the three months ended September 30, 2016, EBIT at the Group level was a loss of U.S.$40 million, corresponding to a loss of U.S.$36 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$19 million excluding NOR, compared to a loss of U.S.$952 million, corresponding to an income of U.S.$15 million before impairment of goodwill and assets and restructuring costs related to our Transformation Plan and to an income of U.S.$20 million excluding NOR for the comparable period of 2015.

For the three months ended September 30, 2016, Group EBITDAS was at U.S.$93 million, representing 35% of operating revenues, U.S.$ 97 million before restructuring expenses relating to our Transformation Plan, representing 37% of operating revenues and U.S.$100 million excluding NOR, compared to U.S.$107 million, representing 23% of operating revenues, U.S.$122 million before restructuring expenses relating to our Transformation Plan and excluding NOR for the comparable period of 2015.

The following table presents EBITDAS by segment:

	Nine months ended September 30,
	2016						2015
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

EBITDAS	(2.7)	(28.1)	304.6	(11.7)	(45.0)	217.1	2.7	(22.3)	356.3	57.2	(52.2)	341.7

	Three months ended September 30,
	2016						2015
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

EBITDAS	1.8	(6.2)	116.0	(1.2)	(17.0)	93.4	7.8	(5.7)	106.4	15.4	(16.6)	107.3

For the nine months ended September 30, 2016, Non-Operated Resources EBITDAS included U.S.$(11) million of restructuring expenses relating to our Transformation Plan. For the nine months ended September 30, 2015, Non-Operated Resources EBITDAS included U.S.$(22) million of restructuring expenses relating to our Transformation Plan.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

In millions of U.S.$	Nine months ended September 30,
	2016	2015
EBITDAS	217.1	341.7
Other financial income (loss)	(0.4)	(9.5)
Variance on provisions	(119.7)	(55.5)
Net gain on disposal of fixed assets	1.2	(0.8)
Dividends received from affiliates	13.0	5.1
Other non-cash items	(0.4)	(7.3)
Income taxes paid	(12.9)	(17.7)
Change in trade accounts receivables	325.1	171.0
Change in inventories	29.7	27.8
Change in other current assets	(24.8)	47.0
Change in trade accounts payables	(100.0)	(137.3)
Change in other current liabilities	(58.9)	(86.5)
Impact of changes in exchange rate	(9.0)	12.0

Net cash provided by operating activities	260.0	290.0

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of September 30, 2016:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total

Financial debt	71.2	876.0	1,521.8	419.6	2,888.6
Finance lease obligations (not discounted)	13.2	24.8	20.9	9.7	68.6
Operating leases	180.5	262.6	130.7	109.0	682.8
- Bareboat agreements (a)	114.4	173.5	85.9	41.8	415.6
- Other operating lease agreement	66.1	89.1	44.8	67.2	267.2
Other long-term obligations (interests)	150.6	264.1	167.2	14.4	596.3

Total contractual cash obligations (b)	415.5	1,427.5	1,840.6	552.7	4,236.3

(a)	Of which U.S.$109.5 million for vessels included in the fleet downsizing plan.
(b)	Payments in foreign currencies are converted into U.S. dollars at September 30, 2016 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP (unaudited)

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

	Nine months ended September 30,
In millions of U.S.$	2016	2015
EBITDAS as reported	217.1	341.7
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(25.6)	(29.1)

EBITDAS according to U.S. GAAP	191.5	312.6

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785 AND NO. 333-210768) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G
(Registrant)

By:

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Chief Financial Officer

Date: November 8, 2016